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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           MORTON INTERNATIONAL, INC.
                            (Name of Subject Company)


                           MORTON INTERNATIONAL, INC.
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                (AND ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    619335102
                      (Cusip Number of Class of Securities)

                              Raymond P. Buschmann
                        Vice President for Legal Affairs,
                          General Counsel and Secretary
                           Morton International, Inc.
                            100 North Riverside Plaza
                          Chicago, Illinois 60606-1596
                                 (312) 807-2000
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                    On Behalf of the Person Filing Statement)

                                 WITH COPIES TO:

                                Eric S. Robinson
                               Andrew J. Nussbaum
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

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

         This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Morton International, Inc., an Indiana corporation (the "Company"), filed with the Securities and Exchange Commission on February 5, 1999, as amended (the "Schedule 14D-9"), with respect to the tender offer made by Morton Acquisition Corp. ("Purchaser"), an Indiana corporation and a wholly-owned subsidiary of Rohm and Haas Company, a Delaware corporation ("Rohm and Haas"), to purchase up to 80,916,766 shares (representing 67% of the issued and outstanding shares as of January 29, 1999) of Common Stock, par value $1.00 per share, of the Company (the "Shares") and the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of April 24, 1997, between the Company and First Chicago Trust Company of New York, as Rights Agent, as amended by Amendment No. 1, dated as of January 31, 1999, at a purchase price of $37.125 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 5, 1999, of Purchaser and Rohm and Haas and in the related Letter of Transmittal.


ITEM 3. IDENTITY AND BACKGROUND

         Item 3(b) of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following information:

         (iii)   Rohm and Haas Company Shareholder Voting Agreement

         On February 25, 1999, the Company and certain shareholders of Rohm and Haas (collectively, the "Shareholders"), who beneficially owned as of such date 65,537,334 shares of Common Stock, par value $2.50 per share, of Rohm and Haas ("Rohm and Haas Common Shares"), entered into the Rohm and Haas Company Shareholder Agreement relating to the Rohm and Haas Common Shares beneficially owned by the Shareholders (the "Shareholder Agreement").

         Pursuant to the Shareholders Agreement, the Shareholders have agreed to vote all of the Rohm and Haas Common Shares beneficially owned by them and any other voting securities of Rohm and Haas beneficially owned by them or over which they have the right to vote, together with any such securities acquired by them after the date of the Shareholder Agreement (the "Voting Shares") (1) in favor of an amendment to the Restated Certificate of Incorporation of Rohm and Haas to increase to 400 million the number of authorized Rohm and Haas Common Shares, the issuance of Rohm and Haas Common Shares in the Merger pursuant to the Merger Agreement and any other matter that is required to facilitate the transactions contemplated by the Merger Agreement, and (2) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Rohm and Haas or Purchaser under the Merger Agreement or that would otherwise prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement.

         The Shareholders further agreed that they will not, while the Shareholder Agreement is in effect, sell, transfer, pledge, encumber, assign or otherwise dispose of the

Voting Shares or grant any proxies or enter into any voting agreements with respect to the Voting Shares. The Shareholders have further agreed that, prior to the conclusion of the Parent Stockholders Meeting (as defined in the Merger Agreement), they will not, and will not permit their trustees, agents or representatives to, without the consent of the Company, take or propose or agree to take any action which would prevent or materially delay the Offer or the Merger, provided that such covenant will not prevent any trustee of any Shareholder that is a trust from taking any action that would not constitute a breach of such Shareholder's covenants under the Voting Agreement with respect to voting, granting of proxies with respect to, and transfer of the Voting Shares, to the extent that such trustee determines in good faith, based on the advice of outside counsel, that failure to take such action would violate its fiduciary duties under applicable law.

         The foregoing summary of certain terms of the Shareholder Agreement is qualified in its entirety by reference to the Shareholder Agreement, which is filed herewith as Exhibit 11 to the Schedule 14D-9 and incorporated herein by reference.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following information:

         On February 19, 1999, the Company filed a Notification and Report Form with respect to the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), with the Antitrust Division of the United States Department of Justice and the United States Federal Trade Commission. As disclosed in Amendment No. 3 to the Schedule 14D-9, the waiting period under the HSR Act will expire at 11:59 p.m., New York City time, on March 5, 1999, unless earlier terminated or extended.



ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

         Item 9 of the Schedule 14D-9 is hereby amended by adding thereto the following:

          EXHIBIT
          NUMBER                         DESCRIPTION
====================  =========================================================

            11 Rohm and Haas Company Shareholder Agreement, dated as of February 25, 1999, by and among Morton International, Inc. and the Shareholders of Rohm and Haas Company named on Attachment A thereto.

                                       2
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                    MORTON INTERNATIONAL, INC.



                                    By:  /s/ Raymond P. Buschmann
                                        -------------------------------------
                                        Name:  Raymond P. Buschmann
                                        Title: Vice President for Legal Affairs,
                                               General Counsel and Secretary

Dated: February 25, 1999















                                       3
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                                  EXHIBIT INDEX



          EXHIBIT
          NUMBER                         DESCRIPTION
=====================  =========================================================

            11 Rohm and Haas Company Shareholder Agreement, dated as of February 25, 1999, by and among Morton International, Inc. and the Shareholders of Rohm and Haas Company named on Attachment A thereto.